David E. Rosewater 212.756.2208	Writer’s E-mail Address David.Rosewater@srz.com

July 17, 2013

VIA EDGAR AND ELECTRONIC MAIL

Ms. Peggy Kim Special Counsel Office of Mergers and Acquisitions Securities and Exchange Commission Washington D.C. 20549

Re: VIVUS, Inc. ("Vivus")

Definitive Additional Materials filed by First Manhattan Co. et al.

Filed July 15, 2013

File No. 1-33389

Dear Ms. Kim:

On behalf of First Manhattan Co., First Health, L.P., First Health Limited, First Health Associates, L.P., First BioMed Management Associates, LLC, First BioMed, L.P., First BioMed Portfolio, L.P. (collectively, "First Manhattan"), Michael James Astrue, Rolf Bass, Jon C. Biro, Samuel F. Colin, Alexander J. Denner, Johannes J.P. Kastelein, Melvin L. Keating, David York Norton, Herman Rosenman (collectively, the "Nominees"), Sarissa Capital Management LP, Sarissa Capital Offshore Master Fund LP and Sarissa Capital Domestic Fund LP (such entities, together with First Manhattan and the Nominees, the "Filing Persons"), we are responding to your comment letter received on July 16, 2013 (the "Comment Letter") regarding statements that you believe may have been made by First Manhattan to certain stockholders in one-on-one meetings. Your comment is restated below in italics, with our response following. For your convenience, we are emailing to your attention a copy of this letter.

1.	We note that First Manhattan has filed a complaint in Delaware to enjoin Vivus from taking any actions to solicit proxies or votes for the Annual Meeting, to direct that the inspector of elections immediately certify the results, and to grant other relief. It has come to our attention that First Manhattan may have also made statements to certain shareholders in one-on-one meetings that as of July 14, 2013, First Manhattan had sufficient votes to elect its entire slate of nominees. Please advise as to how First Manhattan is complying with Rule 14a-9. Refer to Note (d) of Rule 14a-9 which states that claims made prior to a meeting prior to a meeting regarding the results of a solicitation are an example of a statement that may be misleading within the meaning of Rule 14a-9.

In response to the Comment Letter, the Filing Persons respectfully note that they cannot confirm whether representatives of First Manhattan did or did not make oral statements to certain stockholders that, as of July 14, 2013, First Manhattan had sufficient votes to elect all nine of the Nominees to the board of directors of Vivus (the "Board"). As is common in the closing days of a proxy contest, many representatives of First Manhattan had numerous conversations with many of the Vivus stockholders, and cannot say with certainty whether or not the statement was made. The Filing Persons acknowledge, however, that First Manhattan has included such statement in the verified complaint which was filed with the Court of Chancery of the State of Delaware on July 16, 2013, which is a publicly available document, and as an exhibit to the Schedule 13D Amendment, filed by First Manhattan with the Securities and Exchange Commission on July 16, 2013.

In any case, we believe that such statements, even if they were made as alleged, are not misleading under the meaning of Rule 14a-9. Statements asserting that First Manhattan had sufficient votes to elect its nine Nominees as of July 14, 2013 for delivery at the scheduled July 15 annual meeting are not claims regarding the results of their proxy solicitation with respect to the delayed Vivus Annual Meeting, now scheduled to be held on July 18, 2013. Rather, they are accurate statements of historical fact, for which First Manhattan has supporting evidence, as to what would have happened at the scheduled July 15 meeting. (As you are aware, Vivus announced on the evening of July 14 that it was adjourning the scheduled July 15 meeting to July 18). We further respectfully note that the examples in the Note to Rule 14a-9 are stated to be "examples of what, depending upon particular facts and circumstances, may be misleading . . ." (emphasis added). We submit that these statements, as to accurate historical facts with respect to what would have happened at the scheduled July 15 meeting and not as to what will happen at the rescheduled July 18 meeting, and made in the context of delaying adjournment of the meeting by Vivus, are not misleading.

The representatives of First Manhattan are aware of First Manhattan's obligations under Rule 14a-9 of the Securities Exchange Act of 1934, and have been scrupulous to avoid making claims and predicting success regarding the results of their proxy solicitation at the July 18 Meeting, and the Filing Persons confirm that First Manhattan and its representatives will continue to avoid making claims regarding the results of their solicitation of proxies prior to the July 18 Annual Meeting.

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Please do not hesitate to contact me at (212) 756-2208 or Marc Weingarten at (212) 756-2280 with any additional comments or questions.

Very truly yours,

/s/ David Rosewater
David Rosewater